[Ahold Logo] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  February 27, 2004
                                 For more information:  +31 75 659 57 20


Ahold announces term limits for Corporate Executive Board members

Zaandam, The Netherlands, February 27, 2004 -- Ahold today announced that as part of Ahold's corporate governance initiative, term limits have been established for Corporate Executive Board members.

Theo de Raad will continue to lead the divestment process in South America and Thailand. Mr de Raad will step down from the Executive Board upon his retirement at age 60 on January 7, 2005.

Bill Grize will continue his duties as CEO of Ahold USA, Inc. and will supervise the organizational integration occurring across Ahold USA, and the divestiture of BI-LO/Bruno's. Mr Grize will continue to serve as a member of the Executive Board until the new organization is fully integrated, and then relinquish his role as a Board member. This will occur no later than his planned retirement in April 2006 when he reaches age 60.

Ahold President & CEO Anders Moberg, CFO Hannu Ryopponen, and Chief Corporate Governance Counsel Peter Wakkie will have term limits expiring in 2008. Mr Moberg and Mr Ryopponen's terms are subject to renewal. Mr Wakkie will have reached his retirement age limit at that time.

Anders Moberg states: "Ahold's implementation of term limits is one element of our commitment to strengthened corporate governance. In addition, this series of changes provide for a well-planned, coordinated leadership transition."

Ahold Corporate Communications: +31 75 659 57 20


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax: +31 (0)75 659 8302

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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